EXHIBIT 99.1

For Immediate Release	Date: January 25, 2023
23-6-TR

Teck Investment Helps Protect 75,000 Hectares of

BC's Incomappleux Valley

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced it has contributed $2 million towards the conservation and protection of 75,000 hectares of globally rare inland temperate rainforest in the Incomappleux Valley in southeastern British Columbia as part of its goal to be a nature positive company by 2030.

“Teck's contribution to the Nature Conservancy of Canada’s work through projects like Incomappleux Valley will help us accelerate the pace and scale of conservation in British Columbia. We applaud their commitment to taking real and measurable action to become a nature positive company by the end of the decade,” said Catherine Grenier, President and CEO, Nature Conservancy of Canada. “When we work together with Indigenous communities, governments, industry and private citizens, we can achieve great results for nature.”

“Teck is taking action to protect nature through this collaboration facilitated by the Nature Conservancy of Canada to conserve and protect an intact, ancient tract of one of our planet’s rare ecosystems in the Incomappleux Valley,” said Jonathan Price, CEO, Teck. “This initiative supports Teck’s work to become a nature positive company by helping protect nature in an area with significant biodiversity and ecological importance. Tackling the global challenge of nature loss requires collaboration between industry, Indigenous communities, governments, and non-profits and we are excited to support this important conservation initiative.”

The Nature Conservancy of Canada, Government of BC, First Nations whose territory includes the Incomappleux Valley and Interfor worked together to explore options for conserving the rich ecology and intact forests of the valley. Teck supported the funding of the agreement alongside Wyss Foundation, Wilburforce Foundation, and individual donors. This project was also made possible by funding from the Government of Canada, through the Canada Nature Fund.

Teck Partnering to Conserve Nature

Teck’s investment funded 37,500 hectares, or half, of the total lands protected in the Incomappleux Valley and brings Teck’s total conservation investments to 51,500 hectares announced since 2022; equal to four and half times the area of the City of Vancouver. This work is aligned with Teck’s goal to become a nature positive company by 2030 including through conserving, protecting or restoring at least three hectares for every one hectare affected by its mining activities.

Click here to learn more about Teck’s nature positive goal.

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Background – Incomappleux Valley

●	The peak-to-valley landscape along the Incomappleux River is diverse and spans alpine ecosystems, inland temperate rainforests, valley bottom wetlands, streams, and lakes. The Incomappleux River is a major tributary to the Columbia River. The river system supports kokanee salmon and bull trout, as well as plentiful waterfowl and wetland birds.
●	The forests contain substantial areas of mature and old growth trees, with some ranging from 800 to 1,500 years old. Researchers have identified several at-risk species of plants, mosses and lichen in this valley.
●	Several species listed on the federal Species at Risk Act are found in the Incomappleux Valley, including two endangered bat species (northern myotis and little brown myotis), southern mountain caribou (threatened) and cryptic paw, a lichen species of special concern.
●	The northern edge of the Incomappleux Valley project area abuts Glacier National Park, increasing important habitat and landscape-level connectivity for wide-ranging animals across the southern interior mountains of BC.
●	The project area includes 58,000 hectares which is now designated as a provincial conservancy, plus an additional 17,000 hectares that is protected from commercial timber harvest.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “intend”, “expect”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to: our goal to become a nature positive company by 2030 and the actions we intend to take to achieve this goal, including our intended donations and commitments to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities; the expected use and impact of our donations and our other nature positive initiatives. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of estimates, projections, beliefs and assumptions which are inherently uncertain and difficult to predict and may prove to be incorrect, including but not limited to expectations and assumptions concerning: the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to achieve our nature positive and biodiversity goals and the longer term impacts of those goals and strategies on our business; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions. Factors that may cause actual results to vary include, but are not limited to, actual biodiversity consequences; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required external approvals or consensus for such

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opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations, goals or strategy and changes in commodity price, costs or general economic conditions.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Nature Conservancy of Canada Media Contact:

Lesley Marian Neilson
Communications Director, BC
250-661-2969
lesley.neilson@natureconservancy.ca

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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